

October 7, 2008

Mr. Gregory M. Krzemien
Treasurer, Mace Security International, Inc.
401 East Las Olas Blvd, Suite 1570
Fort Lauderdale, FL 33301

Re: **Mace Security International, Inc.**
                Form 10-K for the year ended December 31, 2007
                Form 10-Q for the quarter ended June 30, 2008
                File No. 0-22810

Dear Mr. Krzemien:

     We have reviewed your response to our letter dated September 11, 2008 and have the following comments. We ask that you respond by October 21, 2008.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2008

Notes to the Financial Statements

7. Commitments and Contingencies, page 14

1. We note your response to our prior comment eight in our letter dated September 11, 2008, the Schedule 13D/A with Exhibits 99.1 and 99.2 filed on July 17, 2008 and your disclosures related to a change in marketing direction that resulted in an asset impairment charge on page 18 of your Form 10-Q for the period ended June 30, 2008. Please consider including risk factors relating to changes in your digital media marketing segment business plan and the potential impact that current economic conditions may have on your businesses in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief